Exhibit 99.4

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010

(Expressed in U.S. dollars)
(Unaudited)

LONCOR RESOURCES INC.

NOTICE TO READER

These interim consolidated financial statements of Loncor Resources Inc. as at and for the three and nine months ended September 30, 2010 have been prepared by management of Loncor Resources Inc.  The auditors of Loncor Resources Inc. have not audited or reviewed these interim consolidated financial statements.

LONCOR RESOURCES INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)
(unaudited)

As at	September 30, 2010	December 31, 2009

ASSETS
Current
Cash and cash equivalents	$6,690,906	$1,536,166
Prepaid expenses and other receivables	209,731	101,461
	6,900,637	1,637,627

Capital assets (note 5)	551,566	27,651
Mineral properties (note 4)	9,609,335	4,954,402
Intangible assets (note 6)	1	1
	$17,061,539	$6,619,681
LIABILITIES
Current
Accounts payable and accrued liabilities	$295,947	$92,351
Due to related parties (note 8)	161,701	510,867
Notes payable (note 7)	-	2,403,508
	457,648	3,006,726

Future tax liability	422,694	422,694
	880,342	3,429,420
SHAREHOLDERS’ EQUITY

Share capital (note 9)	33,186,437	20,341,246
Contributed surplus	2,339,957	591,558
Deficit	(19,345,197)	(17,742,543)
	16,181,197	3,190,261
	$17,061,539	$6,619,681
Common shares
Authorized	Unlimited	Unlimited
Issued	42,919,747	30,753,247

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in U.S. dollars and unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Expenses
Professional fees	$25,127	$34,833	$128,939	$133,071
Consulting fees	95,496	-	336,565	-
Travel	3,451	-	97,982	-
Office and sundry	14,104	4,825	49,106	10,341
Shareholder relations and promotion	6,490	9,174	30,895	25,098
Interest and bank charges	196	38,384	433	113,683
Management fees (note 8)	30,323	56,766	120,329	157,382
Salaries	107,246	-	309,139	-
Stock based compensation	253,156	-	745,474	-
Depreciation and amortization	213	-	639	6,468
Foreign exchange loss (gain)	(166,959)	35,955	(194,078)	59,089
Net Loss from operations for the period	(368,843)	(179,937)	(1,625,423)	(505,132)
Loss on sale of trademarks	-	-	-	(1,524)
Interest and other income	11,616	672	22,769	4,627
Net Loss and Comprehensive Loss for the period	$(357,227)	$(179,265)	$(1,602,654)	$(502,029)

Deficit, beginning of the period	(18,987,970)	(17,054,416)	(17,742,543)	(16,731,652)

Deficit, end of the period	(19,345,197)	$(17,233,681)	(19,345,197)	(17,233,681)
Net loss per share (basic and diluted) (note 9(d))	$(0.01)	$(0.01)	$(0.04)	$(0.02)

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars and unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Cash Provided by (Used for)
Operations
Net loss for the period	$(357,227)	$(179,265)	$(1,602,654)	$(502,029)
Depreciation and amortization	213	-	639	6,468
Stock based compensation	253,156	-	745,474	-
Stock based compensation - consultants	79,256	-	238,508	-
Loss on sale of trademarks	-	-	-	1,524

Net change in working capital items other than cash:
Accrued interest on notes payable	-	37,928	-	112,546
Prepaid and other receivables	(134,433)	(1,818)	(108,270)	(6,236)
Due from related parties	83,313	-	120,666	27,979
Accounts payable and accrued liabilities	10,214	46	203,596	(392,707)
	(65,508)	(143,109)	(402,041)	(752,455)
Financing activities
Due to related parties	(271,918)	68,956	(469,832)	211,234
Proceeds from financing, net of costs	-	2,024,160	13,270,881	2,024,160
Repayment of notes payable	-	-	(2,403,508)	-
	(271,918)	2,093,116	10,397,541	2,235,394
Investing activities
Sale of trademarks	-	-	-	50,000
Purchase of capital assets	(148,465)	-	(608,445)	(2,256)
Exploration expenditures	(1,810,990)	(201,260)	(4,232,315)	(459,898)
	(1,959,455)	(201,260)	(4,840,760)	(412,154)

Net (decrease) increase in cash during the period	(2,296,881)	1,748,747	5,154,740	1,070,785

Cash and cash equivalents, beginning of the period	8,987,787	928,483	1,536,166	1,606,445

Cash and cash equivalents, end of the period	$6,690,906	$2,677,230	$6,690,906	$2,677,230

Cash and cash equivalents
Bank accounts	$6,690,906	$2,025,094	$6,690,906	$2,025,094
Money market funds	$-	$652,136	$-	$652,136

Supplementary information
Interest paid	$196	$176	$433	$857

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

September 30, 2010

1. NATURE OF BUSINESS AND GOING CONCERN

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The Company changed its name from Nevada Bob’s International Inc. on November 28, 2008 upon completion of the acquisition by the Company of Loncor Resources Inc. (referred to herein as “Old Loncor”). The principal business of the Company is the acquisition and exploration of mineral properties. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production, or, alternatively, upon the Company's ability to recover its spent costs through a disposition of its interests, all of which are uncertain. Prior to the acquisition of Old Loncor, the Company was involved in the business of licensing the right to use (a) the Nevada Bob’s trademarks in connection with operating retail golf stores internationally, excluding the United Kingdom, Europe, Canada and the United States, and (b) certain other golf-related, non-Nevada Bob’s trademarks internationally, including the United Kingdom, Europe, Canada and the United States.

2. BASIS OF CONSOLIDATION AND PRESENTATION

These interim consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the Democratic Republic of the Congo (the “DRC”), Loncor Resources Congo Sprl, and its wholly-owned U.S. subsidiary, Nevada Bob’s Franchising Inc.  Nevada Bob’s Franchising Inc. was incorporated under the laws of the State of Delaware, USA on July 31, 2002 and subsequently merged with Nevada Bob’s Franchising LLC, a limited liability company also wholly-owned by the Company.  Nevada Bob’s Franchising LLC, formerly Nbobs.com USA LLC, was incorporated on July 6, 2000 and changed its name on August 13, 2000.

These interim consolidated financial statements have been prepared on a basis consistent with that followed in the audited consolidated financial statements of the Company as at and for the year ended December 31, 2009, with the exception of the changes disclosed in the notes to these interim consolidated financial statements.  The disclosures contained in these interim consolidated financial statements do not include all requirements of Canadian generally accepted accounting principles for annual financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2009.

3. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of any revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the valuation of stock-based compensation as well as the valuation and potential impairment of the mineral properties, trademarks, rights and licenses and useful lives of capital assets also used to compute depreciation and amortization.  Actual results could differ from those estimates.

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

September 30, 2010

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash and cash equivalents are cash and term deposits with maturities of less than 90 days from the date of purchase.

Mineral properties

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established, the properties are sold or abandoned, or the value of the particular property is impaired. The excess of these costs over estimated recoveries is charged to operations. The ultimate recovery of these costs depends on the discovery and development of economic reserves or the sale of the mineral rights. The amounts shown for non-producing resource properties do not necessarily reflect present or future values. In addition, the Company’s exploration opportunities in the DRC may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

Capital assets

Capital assets of the Company are recorded at cost less accumulated amortization. Amortization is recorded as follows:

Field camps	- straight line over 4 years
Field equipment	- straight line over 4 years
Office furniture and fixtures	- straight line over 5 years
Office equipment	- straight line over 4 years
Vehicles	-straight line over 4 years
Communication equipment	-straight line over 4 years

Foreign currency translation

These interim consolidated financial statements are presented in the functional currency of the Company, United States dollars (“U.S. dollars”). The Company’s Canadian operations are integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate.  Exchange gains and losses are included in the consolidated statements of operations, comprehensive loss and deficit.

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

September 30, 2010

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation

The Company has a stock option plan, which is described in Note 9(c).  The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as compensation expense in the consolidated financial statements.  Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.  Compensation expense on stock options granted is recognized and amortized over the vesting period, with the offset being credited to contributed surplus, which will transfer to share capital if the related options are exercised. Any consideration paid for shares purchased under the stock option plan is credited to share capital.

Income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the substantially enacted income tax rates for the year in which the differences are expected to reverse.  Valuation allowances are established when necessary to reduce future income tax assets to amounts expected to be realized.

Revenue Recognition

The Company recognizes royalty revenue from licensees based on their reported monthly gross sales.  Fees received on the transfer of licenses are recognized as revenue when received.  Revenue from the sale of new licenses is recorded when the Company has met all of the conditions in the license agreement.  Interest income is recognized on an accrued basis.

Asset impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment losses were warranted or recorded for the three and nine months ended September, 30, 2010 and for the year ended December 31, 2009.

Financial instruments

Held-for-trading financial instruments which include cash and cash equivalents are initially measured at fair value and changes in fair value are recognized in net loss for the year.

Loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from revaluation and impairment write-downs are recognized in net income for the period. Prepaid expenses and other receivables are classified as loans and receivables while accounts payable, accrued liabilities, notes payable and due to related parties are classified as other financial liabilities.

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

September 30, 2010

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments (continued)

The balance sheet carrying amounts for cash and cash equivalents, prepaid expenses and other receivables, accounts payable, accrued liabilities, notes payable and due to related parties approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Variable interest entities

Variable interest entities (VIE) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or expected residual returns. The Company does not currently have any VIE.

Future accounting standards changes

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued handbook Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date after January 1, 2011.  The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.  The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for.  Additionally, as part of the application of Section 1582, companies will be required to adopt CICA handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These sections will require that a non-controlling interest be presented as part of shareholders’ equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest.  These standards will be effective January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) of the CICA confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

September 30, 2010

4. MINERAL PROPERTIES

The Company is engaged in the exploration of gold and platinum properties.  The Company’s main exploration focus is in the North Kivu, Orientale and Bas Congo provinces of the DRC where the Company holds or controls rights under 70 exploration permits (“PR”), directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SPRL, or under option arrangements with the holders of the PRs.

As at September 30, 2010, the Company incurred deferred exploration expenditures and mineral property costs of $9,609,335 as follows:

Mineral properties

	Nine months ended September 30, 2010	Year ended December 31, 2009	Cumulative from November 28, 2008 to September 30, 2010

Exploration Cost:
Field camps - houses	$342,673	$73,929	$416,602
Helicopter expenses	918,886	-	918,886
Geochemistry	229,366	22,846	252,212
Geology	31,865	39,119	81,484
Geophysics	565	-	565
Drilling	110,138	-	110,138
Consulting fees	157,115	151,700	313,815
Professional fees	26,630	45,200	71,830
Shareholder relations and promotion	243,468	22,839	266,307
Travel	382,254	253,244	636,188
Office and sundry	337,659	57,350	395,009
Amortization of plant and equipment	83,891	2,361	86,360
Salaries	1,219,385	251,939	1,476,324
Stock based compensation (Note 9 (c))	338,727	40,749	379,476
Interest and bank charges	45,715	16,680	63,382
Recruitment and training	3,990	-	3,990
Vehicles	146,434	-	146,434
Guest houses	9,977	15,624	25,601
Security	26,195	2,879	29,074
Mineral properties acquired	-	-	3,935,658

Total expenditure	$4,654,933	$996,459	$9,609,335

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

September 30, 2010

5. CAPITAL ASSETS

As at September 30, 2010

	Cost	Accumulated Depreciation	Net Book Value
Field camps	$223,139	$31,912	$191,227
Field equipment	34,554	3,622	30,932
Vehicles	275,967	36,508	239,459
Communication equipment	32,978	5,244	27,734
Office furniture and fixtures	96,525	91,588	4,937
Office equipment	66,783	9,506	57,277
	$729,946	$178,380	$551,566

As at December 31, 2009
	Cost	Accumulated Depreciation	Net Book Value
Field camps	$19,100	$1,194	$17,906
Field equipment	2,878	180	2,698
Office furniture and fixtures	92,268	91,224	1,044
Office equipment	7,255	1,252	6,003
	$121,501	$93,850	$27,651

6. INTANGIBLE ASSETS
In April 2009, the Company received $50,000 for the sale of the majority of its remaining trademarks, licenses and rights.  Based on management’s assessment, the Company’s remaining trademarks have been valued at $1 as their fair market value is nominal.

As at September 30, 2010
	Cost	Accumulated Amortization	Net Book Value
Trademarks, rights and licenses	$1	$-	$1

   As at December 31, 2009
	Cost	Accumulated Amortization	Net Book Value
Trademarks, rights and licenses	$1	$-	$1

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

September 30, 2010

7.    NOTES PAYABLE

As at September 30, 2010, the Company has no outstanding promissory notes.  The outstanding balance as of December 31, 2009 of $2,403,508 was paid in February 2010.

Face value of note as at	September 30 , 2010	December 31, 2009

Promissory note 1 (1)	$-	$1,333,659

Promissory note 2 (2)	-	835,701

Promissory note 3 (3)	-	234,148

Total	$-	$2,403,508

(1)	This note bore interest at a rate of 8% per annum and was due on demand after December 31, 2009.
(2)	This note bore interest at a rate of 6% per annum and was due on demand after December 31, 2009.
(3)	This note bore interest at a rate of 8% per annum and was due on demand after December 31, 2009.

8.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these consolidated financial statements, the following related party information is provided:

For the three and nine month periods ended September 30, 2010, the Company accrued management fees to three directors and officers of the Company in the amount of $30,323 and $120,329, respectively, (September 30, 2009 - $56,766 and $157,382). As at September 30, 2010, the balance outstanding of unpaid management fees payable by the Company to a director of the Company was $nil (December 31, 2009 - $478,140).

In addition, an amount of $161,701 (December 31, 2009 - $32,727) was due to related companies with common directors.

All amounts due to related parties are unsecured and non-interest bearing. All related party transactions occurred in the normal course of business and are measured at the exchange value, which is the amount of compensation established and agreed to by the related parties.

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

September 30, 2010

9. CAPITAL STOCK

Share Capital

(a)	The authorized share capital of the Company consists of an unlimited number of preference shares, issuable in series, and an unlimited number of common shares.

(b)	An analysis of the share capital accounts is as follows:

	Number of common shares	Amount
December 31, 2008	27,753,247	$18,317,086
Common shares issued	3,000,000	2,024,160
December 31, 2009	30,753,247	20,341,246
Common shares issued	12,166,500	14,565,136
Less: financing costs	-	(1,719,945)
September 30, 2010	42,919,747	$33,186,437

In February 2010, the Company completed a brokered private placement involving the issuance by the Company of 8,166,500 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$10,208,125 (the "Brokered Placement"). Each such unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each full warrant is exercisable into one additional common share of the Company at a price of Cdn$1.45 until February 18, 2012. GMP Securities L.P. as lead agent, together with CI Capital Markets Inc. and Salman Partners Inc., acted as the Company's agents in connection with the Brokered Placement.  489,990 compensation options were granted to the agents by the Company as part of the agents’ consideration for their services under the Brokered Placement (such number of compensation options is equal to 6% of the number of units sold under the Brokered Placement).  Each such compensation option entitles the holder to purchase one unit of the Company (an "Agents' Unit") at a price of Cdn$1.35 until February 18, 2012.  The Agents' Units have the same terms as the units issued under the Brokered Placement except that the warrants comprising part of the Agents' Units are non-transferable (see Note 9 (c)).

The Company also completed in February 2010, a non-brokered private placement involving the issuance by the Company to Newmont Mining Corporation of Canada Limited of 4,000,000 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$5,000,000 (the "Non-Brokered Placement"). The units issued under the Non-Brokered Placement have the same terms as the units issued under the Brokered Placement.

In September 2009, the Company closed a non-brokered private placement of 3,000,000 common shares at a price of Cdn$0.75 per share for proceeds to the Company of Cdn$2,250,000 ($2,061,000), reduced by share issue costs of $36,840.

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

September 30, 2010

9. CAPITAL STOCK (CONTINUED)

(c)	Stock based compensation

The Company has a stock option plan under which options may be granted to any director, officer, employee, or consultant of the Company or a subsidiary of the Company, enabling them to acquire common shares at or above the prevailing market price at the time of the grant under the plan.  25% of the options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date, (which was amended from certain previous vesting terms of one, two, three and four year anniversaries of the grant date).  Under this plan, the Company is authorized to issue a total of 8,000,000 common shares.  Each option that is granted is exercisable during a period of no more than five years from the date of the grant of the option.

As at September 30, 2010, the Company had 3,590,000 (December 31, 2009 – 2,635,000) stock options outstanding to acquire common shares at a weighted-average fair value of Cdn$0.99 per share, expiring at dates between September 2014 and March 2015.  The weighted average of the remaining contractual life of outstanding stock options and exercisable stock options is 4.13 years and 4.09 years, respectively.

The following table summarizes information regarding stock options outstanding and exercisable at September 30, 2010:

			Options outstanding and exercisable
Date of Grant	Number Outstanding at December 31, 2009	Options Granted During the period	Options Expired	Number Outstanding at September 30, 2010	Options Exercisable at September 30, 2010	Exercise Price (Cdn $)	Expiry Date

09/30/09	1,885,000	-	-	1,885,000	942,500	$1.20	9/30/14
10/26/09	750,000	-	-	750,000	187,500	$1.00	10/26/14
03/11/10	-	895,000	-	895,000	223,750	$1.25	03/11/15
03/23/10	-	60,000	-	60,000	15,000	$1.25	03/23/15
				3,590,000	1,368,750

During the three and nine months ended September 30, 2010, the Company recognized in the statement of operations, comprehensive loss and deficit as an expense $253,156 and $745,474 (three and nine months ended September 30, 2009 – $nil and $nil) representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan.  In addition, an amount of $338,727 (December 31, 2009 – $40,749) related to stock options issued to employees of the Company’s subsidiary in the DRC was capitalized as mineral properties.  Stock options granted to consultants amounted to $79,256 and $238,508 for the three and nine months ended September 30, 2010 (three and nine months ended September 30, 2009 - $nil and $nil), which amounts are recorded as part of consulting fees in the statement of operations, comprehensive loss and deficit.

In addition, the Company has outstanding 489,990 compensation options with an exercise price of Cdn$1.35 and a fair value of Cdn$0.91 per share, expiring on February 18, 2012.  During the nine months ended September 30, 2010, an amount of $425,690 representing the fair value at date of grant of these compensation options was recorded as a financing cost (see Note 9 (b)).

These amounts were credited accordingly to contributed surplus in the balance sheet.

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

 September 30, 2010

9. CAPITAL STOCK (CONTINUED)

(c)	Stock based compensation (continued)

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the period based on the following factors:

(i)	risk-free interest rate: 1.65% to 1.90%, which is based on the Bank of Canada Zero Coupon Bond Rate, (December 31, 2009 – 1.89% - 1.90%)

(ii)	expected volatility: 156.38% to 157.32%, which is based on the Company’s and other junior mining companies’ historical stock prices (December 31, 2009 – 157.43% - 157.75%)

(iii)	expected life: 3 years (December 31, 2009 – 3 years)

(iv)	expected dividends: $Nil (December 31, 2009 - $Nil)

A summary of the status of the Company’s non-vested options as at September 30, 2010 and changes during the year is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2009	2,635,000	$0.98
Granted	955,000	1.01
Vested	(1,368,750)	0.99

Non-vested at September 30, 2010	2,221,250	$0.98

(d)	Loss per share

Basic and diluted loss per share is calculated based on the weighted average number of common shares outstanding of 42,919,747 and 40,765,930, respectively for the three and nine month periods ended September 30, 2010 (three and nine month periods ended September 30, 2009 – 27,819,181).

(e)	Warrants

As at September 30, 2010, the Company had outstanding 6,083,250 (December 31, 2009 – nil) warrants to purchase common shares of the Company at a price of Cdn$1.45 per share until February 18, 2012 (see Note 9(b)).

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

 September 30, 2010

9. CAPITAL STOCK (CONTINUED)

(f)          Contributed surplus

As at September 30, 2010
Opening balance	Stock options	Ending balance
$591,558	$1,748,399	$2,339,957

As at December 31, 2009

Opening balance	Stock options	Ending balance
$275,200	$316,358	$591,558

10.  SEGMENTED REPORTING

The Company has one operating segment: the acquisition and exploration of precious metal projects located in the DRC. Geographic segmentation of capital assets and deferred exploration costs is as follows:

As at	September 30, 2010	December 31, 2009

DRC – mineral properties	$9,609,335	$4,954,402
DRC – capital assets	549,011	24,458
Canada – capital assets	2,555	3,193
Canada – intangible assets	1	1
	$10,160,902	$4,982,054

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations, comprehensive loss and deficit. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2010. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at September 30, 2010.

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

 September 30, 2010

11.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Canadian dollars
Cash	5,038,926
Prepaid expenses and other assets	32,408
Accounts payable	(55,960)
Total foreign currency net working capital	5,015,374
US$ exchange rate	$0.9718
Total foreign currency net working capital in US$	$4,873,940
Impact of a 10% strengthening of the US$ on net loss	$487,394

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist of cash and cash equivalents. All cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in cash equivalents. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Fair value of financial instruments

The balance sheet carrying amounts for cash and cash equivalents, prepaid expenses and other receivables, accounts payable and accrued liabilities and due to related parties approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The fair value hierarchy established by CICA Section 3862 “Financial Instruments – Disclosures” establishes three levels to classify the inputs to valuation techniques used to measure fair value.

LONCOR RESOURCES INC.
Notes to the interim consolidated financial statements
(Expressed in U.S. dollars and unaudited)

 September 30, 2010

11.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc.); and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The Company’s assets are measured as follows:

Cash and cash equivalents – The carrying value of cash and cash equivalents approximates fair value as maturities are less than three months.

	Fair Value Measurements at Reporting Date Using:
September 30, 2010
Assets:	Level 1	Level 2	Level 3
Cash and cash equivalents	$6,690,906	$-	$-

12.	CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the Company’s business development and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its share capital and cash as capital and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, raise new debt, and acquire or dispose of assets.

The Company’s investment policy is to invest its cash in high grade investment securities with varying terms to maturity, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the nine month period ended September 30, 2010.